Form 40-F
period 2012-12-31
PEMBINA PIPELINE CORP
filed 2013-03-01
CIK 1546066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission file number 1-35563

PEMBINA PIPELINE CORPORATION

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	4612 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if Applicable))

Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1
(403) 231-7500
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100

(206) 903-8800

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 293,226,473

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐        No ☐

.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Pembina Pipeline Corporation (“Pembina”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012. Pembina’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

40-F2

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Pembina’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of Pembina’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Pembina’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Pembina’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Pembina’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Pembina in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Pembina’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while Pembina’s principal executive officer and principal financial officer believe that Pembina’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pembina’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of Pembina’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

(d)	Attestation Report of the Registered Public Accounting Firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of Pembina’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in Pembina’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Pembina’s internal control over financial reporting.

40-F3

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Pembina’s board of directors has determined that David M.B. LeGresley, a member of Pembina’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Pembina has adopted a Code of Ethics that meets the definition of a “code of ethics” set forth in Form 40-F, and that applies to Pembina’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Pembina’s website at www.pembina.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (855) 880-7404 or by e-mail at investor-relations@pembina.com.

Since the date on which Pembina became subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Pembina may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Pembina’s website, which may be accessed at www.pembina.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	Pembina’s full audit committee pre-approves all audit and non-services provided to Pembina by its external auditor, KPMG LLP.

(b)	Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Audit Committee Information−External Auditor Service Fees”, none of the fees billed by KPMG LLP were approved by Pembina’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

40-F4

Off-Balance Sheet Arrangements.

Pembina does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations at December 31, 2012” in Pembina’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Pembina has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: David M.B. LeGresley, Grant D. Billing, Randall J. Findlay and Allan L. Edgeworth.

Mine Safety Disclosure.

Not applicable.

New York Stock Exchange Disclosure.

Presiding Director at Meetings of Non-Management Directors

Pembina schedules regular executive sessions in which Pembina’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Lorne B. Gordon serves as the presiding director (the “Presiding Director”) at such sessions. As of April 30, 2013, each of Pembina’s non-management directors will be “independent” within the meaning of the rules of the New York Stock Exchange.

Communication with Non-Management Directors

Shareholders may send communications to Pembina’s non-management directors by writing to Leslie A. O'Donoghue, Chair of the governance committee of the board of directors, c/o Investor Relations, Pembina Pipeline Corporation, 3800, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

40-F5

Corporate Governance Guidelines

In accordance with Section 303A.09 of the NYSE Listed Company Manual, Pembina has adopted a set of corporate governance guidelines with respect to certain specified matters. Such guidelines are available for viewing on Pembina’s website at www.pembina.com.

Board Committee Mandates

The Charters of Pembina’s audit committee, human resources and compensation committee, health, safety and environment committee, and governance committee are each available for viewing on Pembina’s website at www.pembina.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, Pembina is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Pembina must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards. Pembina has included a description of such significant differences in corporate governance practices on its website which may be accessed at www.pembina.com.

40-F6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Pembina undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Pembina has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Pembina shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Pembina.

40-F7

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2013.

Pembina Pipeline Corporation

By:	/s/ Robert B. Michaleski
Name:	Robert B. Michaleski
Title:	Chief Executive Officer

40-F8

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012

99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP