Form 40-F
period 2017-12-31
PEMBINA PIPELINE CORP
filed 2018-02-23
CIK 1546066

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 1-35563

PEMBINA PIPELINE CORPORATION

(Exact name of registrant as specified in its charter)

	4612	None
Alberta, Canada	(Primary Standard Industrial	(I.R.S. Employer
(Province or other jurisdiction of incorporation or organization)	Classification Code Number (if applicable))	Identification Number (if Applicable))

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 503,150,625

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒        No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F of Pembina Pipeline Corporation (“Pembina”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017. Pembina’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

40-F2

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Pembina’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of Pembina’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Pembina’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Pembina’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Pembina’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Pembina in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Pembina’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management’s Report” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, no changes were made in Pembina's internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pembina's internal control over financial reporting

40-F3

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Pembina’s board of directors has determined that David M.B. LeGresley, and Gordon J. Kerr, members of Pembina’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in Form 40-F) and are “independent” as that term is defined in the rules of the New York Stock Exchange.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	Pembina’s full audit committee pre-approves all audit and non-services provided to Pembina by its external auditor, KPMG LLP. Also see “Audit Committee Information−Pre-Approval Policies and Procedures for Audit and Non-Audit Services” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Audit Committee Information−External Auditor Compensation”, none of the fees billed by KPMG LLP were approved by Pembina’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations at December 31, 2017” in Pembina’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Pembina has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Anne-Marie Ainsworth, Maureen E. Howe, Gordon J. Kerr, David M.B. LeGresley and Bruce D. Rubin.

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

40-F5

Communication with Non-Management Directors

Shareholders may send communications to Pembina’s non-management directors by writing to Jeffrey T. Smith, Chair of the governance and nominating committee of the board of directors, c/o Investor Relations, Pembina Pipeline Corporation, 4000, 585 – 8th Avenue SW, Calgary, Alberta T2P 1G1. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with Section 303A.09 of the NYSE Listed Company Manual, Pembina has adopted a set of corporate governance guidelines with respect to certain specified matters. Such guidelines are available for viewing on Pembina’s website at www.pembina.com.

Board Committee Mandates

The Charters of Pembina’s audit committee, human resources and compensation committee, health, safety and environment committee and governance and nominating committee are each available for viewing on Pembina’s website at www.pembina.com.

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

40-F7

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2018.

Pembina Pipeline Corporation

By:	/s/ “M.H. Dilger”
Name:	M.H. Dilger
Title:	President & Chief Executive Officer

40-F8

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

101	Interactive Data Files