Form 40-F
period 2020-12-31
PEMBINA PIPELINE CORP
filed 2021-02-25
CIK 1546066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
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
(206) 903-8800
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	PBA	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 549,941,905.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F of Pembina Pipeline Corporation (“Pembina”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)Annual Information Form for the fiscal year ended December 31, 2020; and
(b)Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020. Pembina’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.
(b)Disclosure Controls and Procedures. As of the end of Pembina’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of Pembina’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Pembina’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Pembina’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Pembina’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Pembina in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Pembina’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.
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

(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management’s Report” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
(d)Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
40-F2

(e)Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2020, no changes were made in Pembina's internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pembina's internal control over financial reporting.
Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.
Pembina’s board of directors has determined that Gordon J. Kerr and Maureen Howe, members of Pembina’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in Form 40-F) and are “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Pembina has adopted a Code of Ethics that meets the definition of a “code of ethics” set forth in Form 40-F, and that applies to principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

On February 25, 2021, Pembina amended its Code of Ethics to confirm its commitment to operating its business in a way that respects the human, cultural and legal rights of all individuals and communities.

The description above is qualified in its entirety by reference to the Code of Ethics which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information-External Auditor Service Fees” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)Pembina’s full audit committee pre-approves all audit and non-services provided to Pembina by its external auditor, KPMG LLP. Also see “Audit Committee Information-Pre-Approval Policies and Procedures for Audit and Non-Audit Services” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
(b)Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Audit Committee Information-External Auditor Service Fees”, none of the fees billed by KPMG LLP were approved by Pembina’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
40-F3

Off-Balance Sheet Arrangements.

Pembina does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in Pembina’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Pembina has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Gordon J. Kerr, Maureen E. Howe, Leslie O'Donoghue, Bruce D. Rubin and Henry W. Sykes.

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

Communication with Non-Management Directors
Shareholders may send communications to Pembina’s non-management directors by writing to Maureen E. Howe, Chair of the governance, nominating and corporate social responsibility committee of the board of directors, c/o Investor Relations, Pembina Pipeline Corporation, 4000, 585 – 8th Avenue S.W., Calgary, Alberta T2P 1G1. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

40-F4

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

40-F5

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2021.

Pembina Pipeline Corporation

By:	/s/ “M.H. Dilger”
Name:	M.H. Dilger
Title:	President & Chief Executive Officer

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2020
99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 and Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.6	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.7	Consent of KPMG LLP
99.8	Code of Ethics
101	Interactive Data Files