Form 40-F/A
period 2020-12-31
PEMBINA PIPELINE CORP
filed 2021-11-19
CIK 1546066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
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
☒
EXPLANATORY NOTE
Pembina Pipeline Corporation (“Pembina”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 40-F for the fiscal year ended December 31, 2020 (the “Original Filing”), as originally filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2021, for the purpose of filing restated Audited Consolidated Financial Statements of Pembina as of and for the years ended December 31, 2020 and 2019 (the “Restated Financial Statements”), including the Reports of Independent Registered Public Accounting Firm with respect thereto. In addition, Pembina is including in this Amendment No. 1 its (i) restated Management’s Discussion and Analysis for the year ended December 31, 2020 (the “Restated MD&A”) and (ii) restated Annual Information Form for the year ended December 31, 2020 (the “Restated Annual Information Form”). Each of the Restated Financial Statements, the Restated MD&A and the Restated Annual Information Form replace and supersede the corresponding exhibits filed with the Original Filing.
During the third quarter of 2021, Pembina identified certain contract types that were recorded incorrectly within Marketing & New Ventures. Revenue and cost of goods sold associated with these contracts were recorded on a gross basis, but should have been recorded on a net basis. As a result, Pembina restated its 2020 Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss) and the associated comparative periods by decreasing revenue and cost of goods sold, with no impact to earnings, cash flows or financial position, and has made corresponding changes in the Restated MD&A and Restated Annual Information Form. These matters are described in Note 3 to the Restated Financial Statements and in the Restated MD&A.
In conjunction with the restatement described above, Pembina’s management has identified a material weakness related to controls over contract assessment in its Marketing business (the “Material Weakness”) in Pembina’s internal control over financial reporting as at December 31, 2020. Specifically, Pembina did not have controls to identify all contracts where an accounting assessment was required and as a result lacked analysis of all relevant contract terms required to make the assessment in the Marketing business. As a result of the Material Weakness, Pembina’s President and Chief Executive Officer (“CEO”) and Senior Vice President and Chief Financial Officer (“CFO”) have concluded that Pembina’s internal control over financial reporting was not effective as at December 31, 2020. See “Management’s Report” in the Restated MD&A. In addition, as a result of the Material Weakness, Pembina’s CEO and CFO concluded that Pembina’s disclosure controls and procedures were not effective as at December 31, 2020.
By filing this Amendment No. 1, Pembina is amending the Original Filing in order to amend and restate Exhibits 99.1 and 99.2 thereto, and to update the sections set forth herein. In addition, the Original Filing has been amended to include currently dated consents of our independent registered chartered accountants and currently dated certifications from our CEO and CFO, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.
Pembina has not amended and does not intend to amend its previously filed Annual Reports on Form 40-F for the years ended December 31, 2019 and December 31, 2018 or any quarterly reports furnished on Form 6-K. For this reason, the consolidated financial statements, management’s discussion and analysis, auditors’ reports and related financial information for the affected periods contained in any reports filed or furnished prior to November 4, 2021 should no longer be relied upon.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing, or reflect any events that have occurred after the Original Filing was initially filed. Information regarding subsequent periods is contained in our third quarter report for the three and nine months ended September 30, 2021, furnished to the Commission on Form 6-K on November 4, 2021. This filing should be read and considered in conjunction with such report.
40-F2

Principal Documents
The following documents, filed as Exhibits 99.1 and 99.2 to this Amendment No. 1, are hereby incorporated by reference into this Amendment No. 1 and supersede Exhibits 99.1 and 99.2 to the Original Filing:

(a)Restated Annual Information Form for the fiscal year ended December 31, 2020; and
(b)Restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and Restated Audited Consolidated Financial Statements as at and for the fiscal years ended December 31, 2020 and 2019. Pembina’s Restated Audited Consolidated Financial Statements included in this Amendment No. 1 have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Amendment No. 1.
(b)Disclosure Controls and Procedures. Pembina's principal executive officer and principal financial officer have determined that, due to the Material Weakness in internal control over financial reporting described above and in "Management's Report" that accompanies the Restated Financial Statements, Pembina’s "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were not effective as of December 31, 2020 to ensure that information required to be disclosed by Pembina in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to Pembina’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.
It should be noted that while Pembina’s principal executive officer and principal financial officer believe that Pembina’s disclosure controls and procedures provide a reasonable level of assurance, they do not expect that Pembina’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management’s Report” that accompanies the Restated Financial Statements, filed as Exhibit 99.2 to this Amendment No. 1.
(d)Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Restated Financial Statements, filed as Exhibit 99.2 to this Amendment No. 1.
(e)Changes in Internal Control Over Financial Reporting.

The required disclosure is included on page 34 of the Restated MD&A, filed as Exhibit 99.2 to this Amendment No. 1.
40-F3

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 18, 2021.

Pembina Pipeline Corporation

By:	/s/ “M.H. Dilger”
Name:	M.H. Dilger
Title:	President & Chief Executive Officer

40-F4

EXHIBIT INDEX

Exhibit	Description

99.1	Restated Annual Information Form for the fiscal year ended December 31, 2020
99.2
Restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 and Restated Audited Consolidated Financial Statements as at and for the fiscal years ended December 31, 2020 and 2019.

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.6	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.7	Consent of KPMG LLP
101	Interactive Data Files