Form 40-F
period 2021-12-31
PEMBINA PIPELINE CORP
filed 2022-02-25
CIK 1546066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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
(206) 903-8800
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	PBA	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Auditor Name:	KPMG LLP	Auditor Location:	Calgary, Canada	Auditor Firm ID:	85
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 549,956,192.
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

(a)Annual Information Form for the fiscal year ended December 31, 2021; and
(b)Management’s Discussion and Analysis for the fiscal year ended December 31, 2021; and Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021. Pembina’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.
(a)Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.
(b)Disclosure Controls and Procedures. As of the end of Pembina’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of Pembina’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Pembina’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Pembina’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, as a result of the remediation of the material weakness described in Exhibit 99.2 to this Annual Report on Form 40-F (the "Material Weakness"), Pembina’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Pembina in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Pembina’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.
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

(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management’s Report” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
40-F2

(d)Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies Pembina’s Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
(e)Changes in Internal Control Over Financial Reporting. Other than the remediation of the Material Weakness during the fiscal year ended December 31, 2021, no changes were made in Pembina's internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pembina's internal control over financial reporting.
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

On February 25, 2021, Pembina amended its Code of Ethics to confirm its commitment to operating its business in a way that respects the human, cultural and legal rights of all individuals and communities. In addition, on August 4, 2021, Pembina further amended its Code of Ethics to reflect ancillary changes to the Code of Ethics as a result of Pembina formalizing its Anti-Bribery Policy.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information-External Auditor Service Fees” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)Pembina’s full audit committee pre-approves all audit and non-services provided to Pembina by its external auditor, KPMG LLP. Also see “Audit Committee Information-Pre-Approval Policies and Procedures for Audit and Non-Audit Services” in Pembina’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F.
40-F3

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in Pembina’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2022.

Pembina Pipeline Corporation

By:	/s/ “J. Scott Burrows”
Name:	J. Scott Burrows
Title:	President and Chief Executive Officer
40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2021
99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 and Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

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